Exhibit 12.1

QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS, EXCEPT RATIOS)

	Year Ended December 31,
	2014		2013		2012		2011		2010
Income from continuing operations before taxes, equity earnings and net income attributable to non-controlling interests	820		1,323		1,042		820		1,145
Adjustments:
Distributed income from less than 50% owned companies	24		25		25		29		31
Fixed charges	250		237		239		245		219
Earnings from continuing operations before taxes and fixed charges, as adjusted	1,094		1,585		1,306		1,094		1,395
Fixed charges:
Interest expense	170		163		169		173		148
Portion of rent expense which represents interest factor	80		74		70		72		71
Total fixed charges	250		237		239		245		219
Ratio of earnings to fixed charges	4.4	x	6.7	x	5.5	x	4.5	x	6.4	x